# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: dMY Square Technology Group, Inc., CIK 0001915380
CUSIP: 233276104
Title of class of securities: Class A Common Stock, par value $0.0001 pershare
Address of issuer's principal executive offices: 1180 NORTH TOWN CENTER DRIVE SUITE 100,, Las Vegas, Nevada (NV), 89144
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001104659-22-107111
Filed by CIK 0001844495

## Reporting persons
- Wealthspring Capital LLC: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Matthew Simpson: type of reporting person: parent holding company or control person (HC), investment adviser (IA), individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: dMY Square Technology Group, Inc.
Address of issuer's principal executive offices:
1180 NORTH TOWN CENTER DRIVE SUITE 100,
Las Vegas, NEVADA
89144

## Item 2. Person Filing
Name of person filing:
Wealthspring Capital LLC

Matthew Simpson
Address of principal business office or, if none, residence: The principal business address for Wealthspring and for Mr. Simpson is 2 Westchester Park Drive, Suite 108, West Harrison, NY 10604.
Citizenship:
Wealthspring Capital LLC - NEW YORK

Matthew Simpson - UNITED STATES

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: (a) Each of Wealthspring Capital LLC and Mr. Simpson may be deemed to beneficially own 0 Shares.
Percent of class: 0
Sole power to vote or to direct the vote:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Shared power to vote or to direct the vote:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Sole power to dispose or to direct the disposition:
Wealthspring Capital LLC - 0

Matthew Simpson - 0
Shared power to dispose or to direct the disposition:
Wealthspring Capital LLC - 0

Matthew Simpson - 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Wealthspring Capital LLC: /s/ Matthew Simpson, Manager (02/10/2025)
- Matthew Simpson: /s/ Matthew Simpson, Control Person (02/10/2025)